Exhibit 99.1

Netfin & Triterras Definitive Announcement Call Script for July 29, 2020, 12:00 PM ET Page 1 of 8

SPEAKER VERSION

Netfin & Triterras Business Combination Call Script

Speakers

Srinivas Koneru, Triterras – Founder, Chairman, & CEO

James Groh, Triterras – Executive VP

Marat Rosenberg, Netfin Acquisition – President & Director

Matt Glover, Gateway – Director of Investor Relations

SETUP

Speaker Dial-In Numbers (for Srinivas, James, Marat and Matt):

TOLL-FREE: (833) 519-1150

TOLL/INTERNATIONAL: (914) 800-3720

Conference ID: 5497486

▪	Srinivas, James, Marat and Matt will dial into the speaker dial-in numbers above approximately 15 minutes prior to the conference start time. Once all speakers are connected, they will be placed into a sub-conference where the Operator will review any special instructions with them, as well as perform a sound check.

PRESENTATION

Operator

Good morning everyone and thank you for participating in today’s conference call to discuss the Netfin Acquisition Corp. and Triterras business combination.

Joining us today are Netfin Acquisition Corp.’s President & Director Marat Rosenberg, Srinivas Koneru, Triterras Founder, Chairman & CEO, James Groh, Triterras Executive VP, and Matt Glover, Senior Managing Director with Gateway Investor Relations.

On today’s webcast, Netfin has made available a slide presentation that provides more detail behind the presenter’s commentary. The presentation is also available for download on Netfin’s website at NetfinSPAC.com and has been publicly filed with the SEC. Please refer to that as a guide for today’s call. Today’s call has been prerecorded and will not include a Q&A session.

Before we go further, I would like to turn the call over to Mr. Glover. Matt, please go ahead.

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Matt Glover – Gateway Investor Relations – External Director of IR

Thanks [OPERATOR NAME].

Please note that today’s call is not an offering of a security or a solicitation of a proxy to vote on any security. The information discussed today is qualified in its entirety by the Current Report on Form 8-K that has been filed today by Netfin and may be accessed on the SEC’s website, including the exhibits thereto. Investors are urged to read the Form 8-K carefully because it contains information about the proposed business combination.

During this call, the speakers will be making some forward-looking statements regarding future events and results. These forward-looking statements are subject to risks and uncertainties, including those set forth in the Form 8-K filed today, including the exhibits thereto. Actual results may differ materially from any forward-looking statements that are made today. The Forward-looking statements speak only as of today, and Netfin does not assume any obligation or intent to update them except as required by law.

With respect to any non-IFRS financial measures discussed on the call today, a reconciliation of the most comparable IFRS financial measure can be found in the investor presentation.

I would like to remind everyone that this call will be available for telephone replay through August 5th starting at 1:00 pm ET this afternoon. A webcast replay will also be available via the link provided in today’s press release, as well as on the company’s website at www.NetfinSPAC.com.

Now, I would like to turn the call over to the President and Director of Netfin Acquisition Corp., Marat Rosenberg. Marat?

Marat Rosenberg – Netfin Acquisition Corp. – President & Director

Thank you, Matt, and good morning everyone.

It’s great to be here and we appreciate your interest in our company. We are pleased to present this opportunity to you today – the proposed business combination of Netfin Acquisition Corporation and Triterras Fintech.

If you are following our deck, starting on slide 3, I would first like to level set on where we are for the folks who have been following the developments of this transaction. After signing an LOI to acquire both subsidiaries of Triterras, we decided to complete the binding business combination agreement and merge with Triterras Fintech only, which is the 100% owner of Kratos, and not Triterras Holdings, which included its Rhodium commodity trading business. Our decision was motivated by a desire to combine with a fast growing fintech pure-play, with a 100% fee-based platform and no balance sheet exposure. Triterras Fintech has a first mover advantage with its disruptive proprietary technology and is seeking to transform the trade and trade finance industry. We believe the decision to combine with Triterras Fintech and expand its tech platform will benefit our shareholders and future investors and maximize both short and long term shareholder value.

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Going to slide 4, Triterras Fintech checks every box for the type of asset we wanted to acquire when we started the process. During our IPO roadshow, we spoke extensively about the technology disruption opportunities in trade finance, and this company is a leader in this movement. The Kratos marketplace is one of the world’s highest volume commodity trading and trade finance platforms and it enables traders and lenders to transact directly online and solves critical problems for its users. It is the only non-petroleum commodity trade and trade finance platform of scale and a first mover in addressing critical industry challenges you will hear more about today. It is disrupting a large and growing market with a proprietary fintech platform that gives traders a competitive advantage with fast access to capital and at lower costs. For most lenders, it helps source and facilitate high yielding, sub $10 million loans, in a cost effective manner for the first time, resulting in high net returns. And for both lenders and traders it provides cheaper, faster and more secure transactions. The Kratos Platform also has significant scale, has been highly profitable since inception and is growing rapidly. For these main reasons, we believe Triterras Fintech will deliver very strong financial results for Netfin shareholders and we hope to complete the business combination in the fourth quarter.

We have a close relationship and have enjoyed working with Triterras’ founder and highly experienced management team, who will continue to run the business post business combination, and we look forward to supporting them in their new growth phase as a public company.

Now I’d like to turn the call over to Srinivas Koneru, Triterras’ Founder, Chairman & CEO. Srinivas?

Srinivas Koneru – Founder, Chairman & CEO – Triterras

Thank you, Marat. I want to thank all of you for joining us this morning and taking an interest in our company.

Turning to slide 5 of the investor presentation, I am the founder, Chairman and CEO of Triterras Fintech and we are headquartered in Singapore. With my background in developing and deploying advanced technologies to improve offline businesses, and as an owner of businesses in trade and trade finance, I identified an opportunity to bring technology to our space in the form of a digital marketplace to improve and streamline commodity trading and to help traders access much needed trade financing. My senior leadership team is comprised of our COO John Galani who is based in London, and our CFO Alvin Tan who works with me in Singapore. My colleagues have extensive experience in our industry and are well qualified to lead the company. Joining me on the call today is our Executive Vice President Jim Groh who has a vast amount of experience in the US capital markets.

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Turning to Slide 6, I’d like to give you some highlights on the company. As Marat mentioned, we operate Kratos, an online marketplace for commodity trading and trade finance. Kratos was launched in June 2019 and as end of June 2020 there have been over 3,500 transactions representing over $6.6 Billion of transaction volume conducted on our platform. To date, we have onboarded funds that we estimate manage $17 billion of assets. I am excited about the business combination and believe it will help us execute our growth strategy. We are a technology leader in trade and trade finance and are transforming the industry. We are forecasting $123 million of revenue and $84 million of EBITDA for fiscal year 2021, which is representative of the 12 months ending February 2022. We are excited to tell you about our story in detail and for that I will turn it over to Jim Groh. Jim?

Jim Groh – Executive VP – Triterras

Thanks Srinivas and hello everyone, it’s great to be here.

I am going to begin my comments referencing points on slide 7 of the investor deck to provide some perspective on our company. Kratos as an online marketplace is so effective that it has organically grown into one of the world’s largest commodity trade and trade finance platforms in just over a year. Our platform solves important and critical problems faced by our clients. We generate revenue by charging fees on trading volume and sourced financing volume that are transacted on the platform.

Kratos was launched with a critical mass of users and has been growing rapidly since inception. We launched the first module in June 2019 and in the approximately eight months it was live in our fiscal year 2019, it facilitated $3.7 Billion in transaction volume and generated $14.8 million in EBITDA. In February of this year, we added the Trade Finance module to the platform, which provided a new dimension of capability and value. The growth momentum continued and during the first four months of the current fiscal year 2020, we’ve already generated over $2.9 billion in transaction volume, averaging more than $700 million per month. This year’s forecast is to facilitate $7.7 billion of transaction volume and generate approximately $40 million of EBITDA.

In both the short and long term, we are expecting rapid growth. We believe that Triterras Fintech through Kratos can be as transformative as the leading online retailers have been in the retail industry, such as Amazon. We are presented with a massive opportunity that I am going to speak about in detail, specifically a $1.5 trillion annual shortfall in trade finance that is widely recognized to exist today. In addition to this opportunity, we have identified a number of catalysts that we believe will drive our expansion going forward and these are: an exponential organic growth model, expanding the geographies where we operate, new platform enhancements and expanded trade financing alternatives. I am going to cover all of these items in more detail.

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Moving to the next slide 8, as I walk through the investor deck, I will first talk about our industry, I will speak about our Kratos platform, we will then discuss the growth catalysts in the business, I will make some comments about the impact of COVID 19 and then we will address our financial forecast.

Moving to slide 9, our Kratos platform serves the commodity trade and trade finance industry, specifically the trade and trade finance of non-petroleum commodities.

As shown on Slide 10, International commodity trading is typically cross border and cross ocean. Since transaction cycle times typically run 120 to 150 days in ocean transport, buyers and sellers need specialized working capital financing to finance the commodity purchases. This is termed trade finance. On a worldwide basis, trade finance is estimated to be a $40 trillion business.

As is clear from the chart on slide 11, commodity trading and trade finance transactions are incredibly complex interactions that can involve sometimes twenty different interrelated parties with information and document exchanges, reviews, approvals, etc.

Turning to slide 12, the typical offline transaction process is archaic, paper-intensive, subject to errors or oversights, has a fairly long cycle time and takes many people, thus creating high overhead costs, to manage. And, for as long as trading has been around, international traders have always been concerned about fraud and document errors and having the tools to mitigate business risks.

There are some interesting dynamics in trade finance that result in problems for the industry, but create significant opportunities for our Kratos platform. As we outline on slide 13, it is a well-accepted fact that there is a significant shortage of available trade finance in the industry for transactions under $10 million. This situation is primarily driven by the fact that Lender’s costs are too high to make smaller sized trade finance loans profitable. Lack of trade finance for traders means that trades don’t take place, leading to a direct constraint on overall international business activity, so it draws lots of attention and concern. The World Trade Organization estimates that there is a $1.5 trillion shortage every year in trade finance in this smaller-sized loan space, a fact that is highlighted in a number of trade finance media sources. It is a major problem for some millions of traders, which Triterras Fintech has the solution for through Kratos.

Netfin & Triterras Definitive Announcement Call Script for July 29, 2020, 12:00 PM ET Page 6 of 8

So now on to page 14, I would like to turn your attention to the Kratos platform itself which serves 3 core constituencies—1) traders as operators as they conduct their commodity trading activities 2) traders as borrowers of trade finance, and 3) lenders who provide that trade finance. All of this occurs in one online digital marketplace.

Now on slide 15, let’s discuss our business model. Today our platform has three modules. The Trading Module allows buyers and sellers of commodities to trade with each other online. For trades conducted on the platform, Kratos charges a 30 basis point fee or 0.3% on the volume traded. The Trade Finance module facilitates the availability, sourcing and management of trade finance loans between a lender and a trader online. For trade financing arranged on the platform, we charge 130 basis points or 1.3% of the amount of the financing. It is important to note that this pricing is less than the origination fees charged by offline loan brokers. The third module is the Risk Management module that provides transparency and risk mitigation tools to facilitate trust between the parties conducting business with each other on the platform.

As you’ll see on slide 16, Kratos runs on a well-established blockchain infrastructure. While this technology often makes headlines as the backbone for crypto currencies, completely apart and unrelated to that, it is also widely being used by enterprises like Triterras to disrupt traditional offline business processes. It is widely published that blockchain technology has the potential to do for transactions what the internet did for information. In the case of Triterras, it enables and drives the key Kratos platform benefits that we outline on this slide. We believe that Kratos is a great and implemented example of a revolutionary application of blockchain to our transaction marketplace and our industry.

The ultimate value in any technology development is the benefit it brings to its community of users and on Slide 17 we explain these benefits in detail. We believe that Kratos’ benefits are transformational.

Please refer to the Lenders section on the right hand side of the slide. Kratos provides a strong complement of benefits to lenders and is attracting a community of them ready, willing, and able to make smaller size loans (sub $10 million, that is) to qualified traders. The gross yields in the smaller-sized trade finance loans can run 10 to 13%, an attractive yield for many investment funds. But as you recall from slide 13, the main issue for these funds and the reason for the overall shortages of available trade finance in the marketplace has been the high costs relative to the size of the loan. The key point is that Kratos now enables lenders to minimize their admin and back office costs to a point where it becomes attractive to make these types of loans by addressing the underlying problem. The transaction digitization, risk mitigation and fraud prevention tools further enable lenders to improve their profitability by using the Kratos ecosystem. As lenders pursue new borrower clients, the Kratos platform has a built in community of prequalified prospects who have their KYC (Know Your customer), AML (anti money laundering), and financial records uploaded to the platform for review. Kratos simply makes it easier and more profitable for lenders to grow and manage their loan portfolios while meeting the requirements of compliance to international regulations. Our goal is to not only continue to attract traditional trade finance lenders to our platform, but to attract a community of alterative lenders who wish to enter the trade finance business. Kratos is hyper-focused on addressing that $1.5 trillion annual shortfall in trade finance identified by the WTO.

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Turning our attention to the traders, first and foremost, the benefit is the increased availability of trade finance on the Kratos platform. Lack of trade finance is often cited by traders as their largest constraint on growth. This is a problem that Kratos is designed to address. Traders also find that operating in our digital trade environment slashes administration costs and cycle times, provides them with additional fraud protection and risk mitigation tools and greatly enhances reporting and analysis.

On slide 18 we speak to the competitive landscape of our space and some key takeaways. The first is that digitization and platforms are of great need in the trade and trade finance industry. The second is that blockchain is the “killer app” used by many of these platforms. Third and most importantly, we believe in the online space that Kratos is the only non-petroleum commodity trade and trade finance platform with scale.

Turning to page 19. From a strategic standpoint, we believe that we have a first mover advantage in our space. You can have the best designed digital marketplace in the world, but if you don’t have parties and counterparties participating in the marketplace, it will be a failure. It’s the classic “chicken or the egg” problem that many platform businesses face and is a barrier to new entrants. Kratos had the benefit of a major trader client with Rhodium that provided the initial critical mass of traders and volumes that kick started the platform. Scaled networks, like Kratos, are hard to replace, and we have significant and growing scale. We further believe that the segments we serve are hard to penetrate and our disruptive pricing model and expanding suite of end to end products will further enhance our competitive advantage.

Now I would like to specifically speak to some of our growth catalysts.

As we summarize on Slide 21, we kickstarted the platform with the Rhodium trading business which upfront gave us the required critical mass of traders and transaction volume to run a viable platform. We then added the Trade Finance module and to date have on-boarded lenders that we estimate have $17 Billion assets under management that are ready, willing and able to provide trade finance to our community of traders. As evidenced in our growth, we are seeing how traders have attracted new lenders onto the platform. And those lenders in turn attracted more new traders and have created a virtuous cycle of growth, which we anticipate will continue to accelerate.

On slide 22, we further outline a separate network effect that can drive potentially exponential growth. As a trader or a lender joins the platform, we are finding that they themselves oftentimes work to bring their counterparties onto the platform. (For example, if you are a seller you urge your buyers to enroll or vice versa). Given the benefits of transacting on the platform, they see it as better ecosystem for conducting business with their existing relationships.

Alongside this very strong organic growth model, as outlined on slide 23, we have a number of initiatives planned to either drive growth or enhance our competitive position through the build out of our ecosystem. We have two new modules planned—a credit insurance module for traders and lenders to source credit insurance on the platform, and a logistics module to manage the transport of commodities. We are also planning a mobile application so users can receive notifications from the platform and authorize approvals as a transaction progresses remotely. In addition, we are also designing a pilot program on Supply Chain financing which has significant upside growth potential. Lastly, we are looking to expand our geographic footprint throughout the world and are continuing outreach efforts to attract more traders of different commodity products.

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Now on slide 25, I’d like to make a couple of comments on the impact of the COVID 19 pandemic on our business. First and foremost, our heartfelt sympathies go out to all who have been affected. As a business serving international trade, we are on the front lines of the pandemic challenge. In our own small way, we are helping our part of the world deal with it. The types of commodity products that trade on our platform have relatively inelastic demand, so international trade still needs to happen. And we have seen that our Kratos platform has really facilitated trading activity in the face of the pandemic. As countries implemented stay at home orders, we saw our clients move more and more business online in an expedited manner. During the first 4 months of this fiscal year 2020, we saw our monthly transaction volume increase by 70% compared to the fiscal year 2019 monthly average. In a recent press release, we reported $2.9 Billion of transaction volume in the first 4 months of fiscal 2020 alone, putting us on a run rate higher than our current $7.8 billion transaction volume projected for the entire 2020 fiscal year , which I will discuss in a minute. Overall, for trade finance, Covid 19 has caused there to be less liquidity and fewer lending sources and is actually exacerbating the $1.5 trillion annual shortfall in trade finance. This is driving an even more compelling need for trade finance solutions and given what Kratos does and solves, this should continue to contribute to the growth of our platform.

Now, I would like to speak to some of our financials beginning on slide 27, which are all in U.S. dollars. We launched Kratos in June 2019. In fiscal year 2019 (again, which ended February 28th, 2020) we had facilitated $3.6 billion in transaction volume on Kratos, generated $16.6 million in revenue, $14.8 million in EBITDA and $13.2 million in Net Income. For fiscal year 2020, we forecast $7.8 billion of transaction volume, $56.6 million of revenue, $39.8 million in EBITDA and $32.9 million of Net Income. This of course takes into account the benefits of the business combination transaction, which we are discussing today, as well as the costs of managing a public company. And as discussed in our last slide, our $2.9 billion transaction volume during the first 4 months of 2020 imputes a run rate that shows we are very much on track to meet or exceed our 2020 projections. Looking forward to our fiscal 2021, we are forecasting to grow transaction volume to $17.0 billion, which we expect to generate $122.7 million of revenue, $84.3 million in EBITDA and $71.4 million of Net Income.

That concludes my remarks on our investor deck. I very much appreciate your time this morning and with that I will turn the call back over to Marat Rosenberg at Netfin.

Marat Rosenberg – Netfin Acquisition Corp. – President & Director

Thanks Jim. I’d like to wrap up today’s presentation on the details of the transaction, which we think are quite compelling. On slide 29, we note that we expect pro forma market cap to be ~$850 million and pro forma enterprise value to be roughly $680 million. On the numbers Jim just walked through, this equates to less than a 9.0x EV/2021 EBITDA multiple and less than a 12x Price/2021 Earnings, which we believe are quite attractive multiples. With approximately 90% of Triterras’ initial shareholder rolling their equity holdings into this transaction, we have a highly aligned and incentivized management team.

Moving on to slide 30, we provide an overview of three fintech segments including exchanges and alternative trading systems, transactions solution companies and financial marketplaces that have a similar business model as Triterras Fintech. Specifically, nearly all of the public fintech companies listed on the slide have an asset-light, transaction-based revenue model along with other similar attributes and represent the correct comp groups. From a relevance standpoint we believe that the exchanges and alternative trading systems as well as transaction solutions companies have the highest correlation. I believe Triterras Fintech compares very favorably to the comps on this slide given its strong EBITDA margin, excellent growth profile and disruptive technology addressing underserved market need in trade and trade finance. On the next slide 31, you can see just how favorably Triterrras compares to every group in every metric - it is growing significantly faster with a meaningfully higher EBITDA margin. And then please turn to slide 32, where you can see the significant multiples discount at which the transaction is being priced, across all 3 valuation benchmarks. So not only is Triterras performing better, growing faster, and being offered at a meaningful discount. We believe this presents a compelling opportunity and entry point for our shareholders.

So in summary on slide 33, we believe we are buying a proven business with extraordinary prospects. Kratos is a blockchain-enabled platform disrupting the trade and trade finance sector with a highly scalable solution. Kratos addresses a massive, $1.5 trillion annual trade finance shortfall by providing new access to lenders and traders, solving the #1 problem sited by traders. Kratos has a variety of compelling growth opportunities as seen by the $85 million in EBITDA we expect to generate in fiscal year 2020. We expect that number to grow at a 60-plus % CAGR through 2023. We expect fintech, Asia and non-petroleum commodities to drive the post-COVID recovery, so we have found a company very well-positioned for growth in multiple areas. Finally, we expect our SPAC listing will help Triterras efficiently access public capital to drive its growth and long-term expansion plan. With that, I will conclude the call. Thank you all for joining us.

Operator

Ladies and gentlemen, this does conclude today’s teleconference. You may disconnect your lines at this time. Thank you for your participation.